Pyramis Global Advisors, 82 Devonshire Street G12C, Boston, Massachusetts 02109
May 15, 2008

VIA EDGAR AND FEDEX

Karen J. Garnett, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Property Income Trust
Registration Statement on Form S-11
File No. 333-135982

Dear Ms. Garnett:

This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, with reference to the Registration Statement on Form S-11 (File No. 333-135982), together with all exhibits and amendments thereto, that was originally filed by Fidelity Property Income Trust (the “Trust”) with the Securities and Exchange Commission on July 24, 2006 (the “Registration Statement”). At this time the Trust has determined not to pursue the proposed initial public offering to which this Registration Statement relates. No securities have been sold pursuant to this Registration Statement. Accordingly, the Trust hereby applies for an order granting the immediate withdrawal of the Registration Statement.

If you have any questions, please contact Eric Graham of Goodwin Procter LLP at (617) 570-1006.

Fidelity Property Income Trust

By:	/s/ Michael Elizondo
Michael Elizondo
Treasurer, Secretary and Trustee

cc:	Michael McTiernan
Ettore Santucci
Eric Graham